Filed Pursuant to Rule 424(b)(3)

Registration No. 333-123285

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated August 18, 2005

to Prospectus Dated April 18, 2005

INTRODUCTION

This is a Supplement to the Prospectus dated April 18, 2005 (the “Prospectus”), as previously supplemented by Prospectus Supplement dated June 15, 2005 (the “Prospectus Supplement”), for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement describes two changes with respect to the Collective Trust: (1) a change in the President and Chief Executive Officer of the Collective Trust which became effective on August 15, 2005; and (2) changes to services provided and fees payable under an agreement (the “Agreement”) between State Street Bank and Trust Company (“State Street Bank”) and the American Bar Retirement Association (“ABRA”) dated January 1, 2003, as amended, expected to be effective on or about October 1, 2005.

Generally, unless otherwise defined in this Supplement, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus and the Prospectus Supplement, which either accompany this Supplement or previously have been sent to you. Upon written or oral request, State Street Bank and Trust Company of New Hampshire (“State Street”), a subsidiary of State Street Bank, will provide you with a copy of the Prospectus and the Prospectus Supplement, without charge. You can request the Prospectus and the Prospectus Supplement from State Street by writing to the ABA Members Retirement Program, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the American Bar Association Members Retirement Program (the “Program”) at www.abaretirement.com.

CHANGE IN PRESIDENT AND CHIEF EXECUTIVE OFFICER

As described in the Prospectus, State Street, as trustee, has primary responsibility for investment management with respect to each of the investment options maintained under the Collective Trust as investment options under the American Bar Association Members Retirement Program (the “Program”). As part of its responsibility, State Street appoints the officers of the Collective Trust, who have responsibility for administering all the investment options. Effective August 15, 2005, Philip J. Lussier has replaced James S. Phalen as President and Chief Executive Officer of the Collective Trust.

Mr. Lussier, age 52, has been Chief Executive Officer and Chairman of the Board of CitiStreet LLC since March 2005. From December 2000 to March 2005, Mr. Lussier served as President of CitiStreet’s Retirement Services Division. From April 1, 2000 until December 2000, Mr. Lussier served as Division President, Institutional Sales & Marketing of CitiStreet. From January 1995 until the inception of CitiStreet in April 2000, he was a Senior Vice President of the Retirement Investment Services Division of State Street Global Advisors.

The officers of the Collective Trust receive no direct remuneration from the Collective Trust, but do receive remuneration from State Street Bank or its affiliates.

CHANGES TO STATE STREET BANK SERVICES AND FEES

As described on page 68 of the Prospectus, State Street Bank is responsible for providing trustee, administrative, marketing, communication and investment services for the Program pursuant to the Agreement. The Agreement, which has a term ending on December 31, 2006, provides that if ABRA requests State Street Bank to perform additional services, State Street Bank will do so, but will be entitled to receive additional compensation. ABRA has informed the Collective Trust that it believes that it is in the best interests of the Program and its participants that the communication and marketing activities conducted by State Street Bank for the Program be sufficient to maintain and enhance the availability and awareness of the Program to the legal profession. After consultation with independent marketing professionals, ABRA has asked State Street Bank to undertake additional communication and marketing services for the Program, and at the same time has asked State Street Bank to extend the term of the Agreement to December 31, 2008 in order to provide continuity of services to the Program during the current period during which the Collective Trust is responding to significant changes in applicable law, including those made by the Sarbanes Oxley Act of 2002 and the Economic Growth and Tax Relief Reconciliation Act of 2001. State Street Bank has agreed to both requests, provided that the program expense and trust, management and administration fees paid to it are increased to take into account the additional costs imposed upon it as a result of the increased services and regulatory burdens.

After substantial negotiations, including ABRA’s review of comparable retirement programs and the potential costs to, and potential disruption of, the Program if the Agreement were not extended, ABRA and State Street Bank have agreed that the program expense fee payable to State Street Bank be changed from its current base amount plus participant-based charges to an annual asset-based charge, to be effective as of October 1, 2005 (plus a base charge of $506,000 for the remainder of 2005 only) and for the remaining term of the Agreement, as extended, as follows:

Value of Program Assets	Rate of State Street Bank Program Expense Fee
First $2 billion	.40%
Next $1 billion	.31%
Next $1 billion	.21%
Over $4 billion	.13%

ABRA and State Street Bank also agreed that the schedule of annual trust, management and administrative fees be increased, effective October 1, 2005 and for the remaining term of the Agreement, as extended, as follows:

Value of Program Assets	Rate of State Street Bank Trust, Management and Administrative Fee
First $1.0 billion	.211%
Next $1.8 billion	.067%
Over $2.8 billion	.029%

Both the new program expense fee and the trust, management and administrative fee will be computed daily and paid monthly. Using the amount of Program assets and the number of Program participants at the most recent available date, July 29, 2005, the new fee schedules (excluding the base charge) described above would result in an annual increase in the aggregate program expense and trust, management and administrative fees payable to State Street Bank to approximately .424% of the value of Program assets from approximately .339% of the value of Program assets under the current schedule.

ABRA has informed the Collective Trust that it believes that the use of an asset-based schedule for the program expense fee has the advantage of more closely aligning the interests of State Street Bank with the interests of Investors. For example, the fees payable to State Street Bank will increase along with internal growth in the Program’s assets, whether that growth is due to investment performance, or the adoption of the Program by new employers, or both, while at the same time, because of the so-called “breakpoints” in the new fee schedule, the average program expense fees, as a percentage of the Program’s aggregate assets, would decline as the Program’s assets grow. (Of course, a decrease in the amount of Program assets would have the opposite result.) Finally, ABRA also has concluded that it is reasonable to believe that the enhanced communications and marketing services to be provided by State Street Bank under the Agreement, as extended, should provide an opportunity to increase the number of Program participants with increased contributions and asset transfers to the Collective Trust, although there can be no assurance of such result.

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